

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 9, 2018

<u>Via E-mail</u>
Samuel Saw Peng Hao
President and Chief Executive Officer
G-MES Holdings Inc.
280 Woodlands Industrial Park E5, #09-44
Singapore 757322

     Re: G-MES Holdings Inc.
            Amended Registration Statement on Form S-1
            Filed February 12, 2018
            File No. 333-219211

Dear Mr. Saw:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X**.**

<u>Liquidity and Capital Resources, page 27</u>

2. Please expand your discussion of working capital items for 2017 and 2016 to provide additional insight into significant changes and trends in your working capital accounts. For instance, it appears your accounts receivable balance as of September 30, 2017, has increased by 76% from December 31, 2016. Please explain the reasons behind such a material increase. Please address changes in days sales outstanding and the related impact of such changes on your cash flows from operations. Address the payment terms

typically stipulated in your contracts and sales agreements and discuss the typical payment history. Discuss the underlying reasons for significant instances of slow payment and receivables that remain outstanding for lengthy periods.

<u>Note 10 – Commitments and Contingencies, page F-9</u>

3. We note your response to our comment number 22 from our letter dated August 2, 2017. It is still not apparent from your response what the effect of any such matters may have on your cash flows. Please respond by expanding your disclosure to address whether any of the matters may have a material impact on your cash flows.

<u>Note 12- Subsequent Events, F-9</u>

4. We note your response to our comment number 23 from our letter dated August 2, 2017. Please revise to also disclose the actual date that represents the date the financial statements were available to be issued. We refer you to ASC 855-10-50-1a.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Lance Brunson, Esq.